Exhibit 99.1

TSX: JE
 NYSE: JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY TO WEBCAST 2016 ANNUAL MEETING OF SHAREHOLDERS

TORONTO, ONTARIO - - June 22, 2016 - - Just Energy Group, Inc. (TSX:JE; NYSE:JE) today announced that it will host a live webcast of its 2016 Annual Meeting of Shareholders. The event will be taking place on Tuesday, June 28, 2016 at 3:00 pm ET at the Toronto Stock Exchange – Broadcast Centre, The Exchange Tower, 2 First Canadian Place, 130 King Street West, Toronto, Ontario, Canada M5X 1J2.

Interested parties may access the live webcast through the following link: http://event.on24.com/r.htm?e=1214670&s=1&k=9433EC4C6814F4F3E86C770EEBE64C7B.  A replay of the webcast will be available for approximately one year in the Presentations section of the Company's investor relations website.

About Just Energy Group Inc.

Established in 1997, Just Energy is an energy management solutions provider specializing in electricity, natural gas, solar and green energy. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to two million residential and commercial customers. The company offers a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar solutions. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Tara Energy, Just Energy Solar and TerraPass.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR
617-461-1101
michael.cummings@alpha-ir.com